UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended May 31, 2004                                            File No.   0-49918

FIRST POINT MINERALS CORP.
(Name of Registrant)

Suite 906 – 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F ☒   FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General and Special Meeting for the year ended December 31, 2003

99.2	Proxy

99.3	Information Circular

99.4	Letter to Shareholders

99.5	Supplemental Mailing List Return Card

99.6	President's Report

99.7	Audited Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002

99.8	Management's Discussion and Analysis

99.9	Newsletter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp.
(Registrant)

Dated June 24, 2004	/s/ J. Christopher Mitchell, President and Director